SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 6

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Biosite Incorporated

(Name of Subject Company (Issuer))

Beckman Coulter, Inc.

Louisiana Acquisition Sub, Inc.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	090945 10 6
(Titles of Classes of Securities)	(CUSIP Number of Class of Securities)

Scott Garrett

President & CEO

Beckman Coulter, Inc.

4300 N. Harbor Boulevard

Fullerton, California 92834-3100

(714) 871-4848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copies to:

Paul D. Tosetti, Esq.

Cary K. Hyden, Esq.

Jonn R. Beeson, Esq.

Latham & Watkins LLP

633 West Fifth St., Suite 4000

Los Angeles, California 90071-2007

Tel: (213) 485-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,758,341,280	$53,982

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,686,368 shares of common stock, par value $0.01 per share, of Biosite, including the associated preferred share purchase rights, at a purchase price of $85 per share. Such number of shares consists of (i) 16,000,118 shares of common stock issued and outstanding as of March 22, 2007, and (ii) 4,686,250 shares of common stock that are expected to be issuable before the expiration of the Offer under stock options and other rights to acquire Biosite shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.0000307 of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $53,982	Filing Party:	Beckman Coulter, Inc. and Louisiana Acquisition Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed:	April 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 6 TO SCHEDULE TO

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007, as amended by Amendments No. 1 though 5, by (i) Beckman Coulter, Inc., a Delaware corporation (“Beckman”), and (ii) Louisiana Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Beckman, relating to the offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.01 per share, together with the associated rights to purchase series A participating preferred stock, par value $0.01 per share (collectively, the “Shares” and each, a “Share”), of Biosite Incorporated, a Delaware corporation (“Biosite”), at a price of $85.00 per Share in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

The Expiration Date of the Offer has been extended to the end of the day at 12:00 midnight, New York City time, on Wednesday, May 2, 2007. The full text of the press release issued by Parent on April 27, 2007, announcing the extension of the Expiration Date is filed herewith as Exhibit (a)(5)(L). All references to the Expiration Date of 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday) contained in the (i) Offer to Purchase, (ii) Letter of Transmittal, (iii) Notice of Guaranteed Delivery, (iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and (v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, are hereby amended and restated to refer to the Expiration Date of 12:00 midnight, New York City time, on Wednesday, May 2, 2007 (the end of the day on Wednesday). Stockholders are NOT required to submit a new Letter of Transmittal to tender their Shares.

Miscellaneous

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Statement, to the extent they incorporate by reference information contained in the Offer, are hereby amended and supplemented to include the following:

“On April 27, 2007, Beckman issued a press release announcing that the Offer has been extended to the end of the day at 12:00 midnight, New York City Time, on May 2, 2007, in response to a written request from Biosite received the same day. The Depositary has advised Beckman that approximately 60,000 Shares have been validly tendered and not withdrawn in Offer as of 5:00 pm New York City time, on April 27, 2007. A copy of the press release is filed hereto as Exhibit (a)(5)(L) and incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Statement is hereby amended and supplemented to include the following:

“(a)(5)(L)    Press Release issued by Beckman Coulter, Inc. on April 27, 2007.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOUISIANA ACQUISITION SUB, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Secretary

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Date: April 27, 2007

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of April 2, 2007.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Summary Advertisement published on April 2, 2007.*

(a)(5)(A)	Joint press release issued by Beckman Coulter, Inc. and Biosite Incorporated, dated March 25, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2007).

(a)(5)(B)	PowerPoint presentation by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on March 26, 2006).

(a)(5)(C)	Transcript of a conference call conducted by Beckman Coulter, Inc. on March 26, 2007 (incorporated by reference to Schedule TO-C filed by Beckman Coulter, Inc. on March 27, 2007).

(a)(5)(D)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007 (incorporated by reference to the Schedule TO-C filed by Beckman Coulter, Inc. on April 2, 2007).

(a)(5)(E)	Press Release issued by Beckman Coulter, Inc. on April 2, 2007.*

(a)(5)(F)	Press Release issued by Beckman Coulter, Inc. on April 5, 2007.*

(a)(5)(G)	Letter from Beckman Coulter, Inc. to Biosite Incorporated’s board of directors dated April 5, 2007.*

(a)(5)(H)	Press Release issued by Beckman Coulter, Inc. on April 10, 2007.*

(a)(5)(I)	Letter from Beckman Coulter, Inc. to Biosite Incorporated dated April 10, 2007.*

(a)(5)(J)	Press Release issued by Beckman Coulter, Inc. on April 17, 2007.*

(a)(5)(K)	Press Release issued by Beckman Coulter, Inc. on April 26, 2007.*

(a)(5)(L)	Press Release issued by Beckman Coulter, Inc. on April 27, 2007.

(b)	Commitment Letter dated March 24, 2007 between Morgan Stanley Senior Funding Inc., Citigroup Global Markets, Inc., and Beckman Coulter, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(1)	Agreement and Plan of Merger, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(2)	Tender and Stockholder Support Agreement, dated as of March 24, 2007, by and among Beckman Coulter, Inc., the Purchaser, Kim D. Blickenstaff and Rita Blickenstaff (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Beckman Coulter, Inc. on March 26, 2007).

(d)(3)	Confidentiality Agreement, dated as of May 11, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(4)	Amendment to Confidentiality Agreement, dated June 2, 2006, between Beckman Coulter, Inc. and Biosite Incorporated.*

(d)(5)	Non-Solicitation Agreement dated March 23, 2007 between Beckman Coulter, Inc. and Biosite Incorporated.*

*	Previously filed